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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tag-It Pacific, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
873774103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

CUSIP No.	873774103

1	NAMES OF REPORTING PERSONS: Southwell Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		904,110

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		904,110

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	904,110

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	873774103

1	NAMES OF REPORTING PERSONS: Southwell Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		904,110

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		904,110

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	904,110

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	874774103

1	NAMES OF REPORTING PERSONS: Southwell Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		904,110

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		904,110

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	904,110

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	873774103

1	NAMES OF REPORTING PERSONS: Wilson S. Jaeggli

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		904,110

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		904,110

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	904,110

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
     (a) Name of Issuer
          Tag-It Pacific, Inc.
     (b) Address of Issuer’s Principal Executive Offices
          21900 Burbank Blvd., Suite 270, Woodland Hills, California 91367
Item 2.
     (a) Name of Person Filing
          This statement is jointly filed by and on behalf of Southwell Partners, L.P. (“Southwell Partners”), Southwell Management, L.P. (“Southwell Management”), Southwell Holdings, LLC (“Southwell Holdings”), and Wilson S. Jaeggli.
          Southwell Management is the general partner of Southwell Partners. Southwell Management may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of Southwell Partners. Southwell Holdings is the general partner of Southwell Management. Southwell Holdings may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of Southwell Management. Mr. Jaeggli is the managing director of Southwell Holdings. Mr. Jaeggli may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of Southwell Holdings.
          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
     (b) Address of Principal Business Office or, if none, Residence
          The address of the principal business office of each of the reporting persons is 1901 North Akard, 2nd Floor, Dallas, Texas 75201.
     (c) Citizenship
          See the disclosure provided in response to Item 4 on the attached cover page(s).
     (d) Title of Class of Securities
          Common Stock of Tag-It Pacific, Inc.
     (e) CUSIP Number
          873774103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
     (a) Amount beneficially owned:
          See the disclosure provided in response to Item 9 on the attached cover page(s).
     (b) Percent of class:
          See the disclosure provided in response to Item 11 on the attached cover page(s).
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote:
               See the disclosure provided in response to Item 5 on the attached cover page(s).
          (ii) Shared power to vote or to direct the vote:
               See the disclosure provided in response to Item 6 on the attached cover page(s).
          (iii) Sole power to dispose or to direct the disposition of:
               See the disclosure provided in response to Item 7 on the attached cover page(s).

          (iv) Shared power to dispose or to direct the disposition of:
               See the disclosure provided in response to Item 8 on the attached cover page(s).

Item 5. Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
          Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not Applicable

Item 8. Identification and Classification of Members of the Group
          Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9. Notice of Dissolution of Group
          Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10. Certifications
     (a) Not Applicable
     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: February 13, 2007	Southwell Partners, L.P.

	By: Its:	Southwell Management, L.P. General Partner

	By: Its:	Southwell Holdings, LLC General Partner

	By:	/s/ Wilson S. Jaeggli

	Name: Title:	Wilson S. Jaeggli Managing Director

Date: February 13, 2007	Southwell Management, L.P.

	By: Its:	Southwell Holdings, LLC General Partner

	By:	/s/ Wilson S. Jaeggli

	Name: Title:	Wilson S. Jaeggli Managing Director

Date: February 13, 2007	Southwell Holdings, LLC

	By:	/s/ Wilson S. Jaeggli

	Name: Title:	Wilson S. Jaeggli Managing Director

Date: February 13, 2007	Wilson S. Jaeggli

	By:	/s/ Wilson S. Jaeggli

	Name:	Wilson S. Jaeggli

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement dated February 13, 2007 among Southwell Partners, L.P., Southwell Management, L.P., Southwell Holdings, LLC, and Wilson S. Jaeggli